

John McIntyre · 2nd

Co-founder & CEO of Kachinga, the smart app & debit card for kids managed by parents. Serial entrepreneur, customer acquisition expert, data & AI enthusiast, proud father & loving husband.

San Francisco Bay Area · 500+ connections · **Contact info**

Kachinga

Harvard Business School

Experience



Co-founder & CEO
Kachinga
2018 – Present · 2 yrs
San Francisco Bay Area

Kachinga is bringing financial literacy to the next generation by giving parents the tools and guidance to teach their kids to be smart with money. Our AI-powered platform digitizes and personalizes financial literacy best practices and combines an intuitive allowance, chore and savings management app with a secure debit card for kids with parental controls.

The Kachinga team is passionate about our mission. If you're interested in working with us or want to learn more, contact us at info@kachinga.com or visit www.kachinga.com to join our waitlist.



Sightly
7 yrs

Founder
2018 – Present · 2 yrs
Greater San Diego Area

Founder & CEO
2013 – 2018 · 5 yrs
Greater San Diego Area

Sightly is a rapidly growing AI data analytics platform that is disrupting the $200B global TV/video advertising market. Our award-winning TargetView™ platform enables advertisers to deliver 3x better performance across all devices by leveraging our proprietary People-Centered Targeting™ and AI-powered optimization engine to match interested viewers with the most relevant ...see more


Learn about Sightly Performance Based...



Board Member
Shout About Us Reputation Management Software
2013 – Present · 7 yrs
Greater San Diego Area

Shout About Us helps your business generate, listen, and respond to online reviews. Our easy-to-use system helps your online ratings quickly improve across the most important review sites.

Founder & CEO
PixelFish
2006 – 2012 · 6 yrs
Greater Los Angeles Area

Created an award-winning Internet video production platform serving tens of thousands of SMBs and their marketing partners. Built a global network of more than 2,000 crowdsourced professional videographers to capture content and developed proprietary applications to create affordable and scalable high-quality video advertising and marketing content. Sold to a private investor ...see more



CEO
Vmatrix
2003 – 2005 · 2 yrs
Greater Los Angeles Area

Led turn around and rapid growth of a new media company focused on video production and online distribution for businesses of all sizes.

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Education



Harvard Business School
MBA
1992 – 1994



Kansas State University
Bachelor of Science (BS), Industrial Engineering, With Honors


Bachelor of Science (BS), Industrial Engineering, With Honors
1985 – 1990

Skills & endorsements

Start-ups · 61

 Endorsed by **Josef Holm and 12 others** who are highly skilled at this

Sightly Endorsed by **12 of John's colleagues at Sightly**

Product Management · 30

Endorsed by **Stephen Condon and 1 other** who is highly skilled at this

Sightly Endorsed by **6 of John's colleagues at Sightly**

Product Development · 22

 Endorsed by **3 of John's colleagues at Sightly**



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Recommendations

Received (1)   Given (6)

Jeremy Johnson
COO and Co-Founder at RS360, LLC
February 6, 2013, Jeremy reported directly to John

It was a pleasure both consulting and working for John, and helping build the Sightly sales machine. I always paid close attention to the Sightly leadership, and with John, I continued to witness a CEO demonstrate a clear understanding of his company, attention to detail, and a strong but kind approach to h... See more

Accomplishments

2 Publications   ⌄
Local Video Advertising: With Great Challenges, Come Great Opportunities • Permission Advertising: How Skippable Video Ads Drive Media Value